Investor Presentation December 31, 2024

fidelisinsurance.com This presentation, the related press release, posts on our website and LinkedIn and the related discussion and analysis relating to our financial results for the three and twelve months ended December 31, 2024 contain, and our officers and representatives may from time to time make (including on our related earnings conference call), “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Examples of forward-looking statements include, among others, statements we make in relation to: targeted operating results such as return on equity, net earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross written premiums and book value; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings. Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including: our ability to manage risks associated with macroeconomic conditions including any escalation of the Russia Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally; the recent trend of premium rate hardening and factors likely to drive continued rate hardening or a softening leading to a cyclical downturn of pricing in the (re)insurance industry; the impact of inflation (including social inflation) or deflation in relevant economies in which we operate; our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly; the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks; any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably; the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters; the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions; the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood; the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events; the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated; the development and pattern of earned and written premiums impacting embedded premium value; the reliability of pricing, accumulation and estimated loss models; the impact of complex causation and coverage issues associated with attribution of losses; the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time; our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries; any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry; changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations; our dependence on key executives and ability to attract qualified personnel; our dependence on letter of credit facilities that may not be available on commercially acceptable terms; our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions; availability of outwards reinsurance on commercially acceptable terms; the recovery of losses and reinstatement premiums from our reinsurance providers; our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all; our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting; the suspension or revocation of our subsidiaries’ insurance licenses; our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda; risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk; the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements; heightened risk of cybersecurity incidents and their potential impact on our business; operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates; risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments; and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in our Annual Report on Form 20-F filed with the SEC on March 15, 2024, our Form 6-K filed with the SEC on February 19, 2025, as well as subsequent Annual and Current Reports filed with the SEC available electronically at www.sec.gov. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. Any forward-looking statements, expectations, beliefs and projections made by us herein and on our related conference call speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur. Basis of Presentation Cautionary Note Regarding Forward-Looking Statements 2

fidelisinsurance.com Basis of Presentation Business Descriptions Insurance Segment The Insurance segment comprises a portfolio of specialty risks. In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation. The Insurance segment benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover and industry loss warranties, which help to reduce volatility. Our Insurance segment provides us with access to capital-efficient business and facilitates diversification of our exposures. The following are the lines of business in our Insurance segment: Property: provides cover for all risks of direct physical loss or damage, business interruption and natural catastrophe perils. The portfolio covers a wide range of occupancies from real estate portfolios, municipalities, infrastructure, schools, commercial and manufacturing accounts and construction risks. We write a mix of global, North American and individual international territory risks. Marine: provides cover for a range of exposures on a global basis including marine hull, marine cargo, construction and marine war. Asset Backed Finance & Portfolio Credit: includes asset-backed nonpayment, economically linked risk (e-cat), mortgage indemnity, structured credit, and surety. Drivers for specific risk transfer for these products are often different from traditional insurance procurement and include regulatory capital relief, capital efficiency and transaction facilitation. Aviation and Aerospace: provides a range of cover for owners and financiers of aircraft including airline hull and liability ‘all-risks’, contingent aviation, AV52 war liability and hull war as well as product liability for the world’s leading manufacturers. We also cover pre- launch, transit and launch risk for satellite manufacturers and operators in our Aerospace book. Energy: provides cover for a range of exposures across the energy spectrum, this includes construction and operational renewable energy projects globally, operational downstream energy/power & utilities, and construction and operational upstream energy. Political Risk Violence & Terror: provides insurance products for clients such as banks, commodity traders, corporations and multilateral and export credit agencies through political risk and contract frustration/non-payment coverages and both damage and non-damage cover from perils including terrorism, civil unrest, strikes, riots, civil commotion and sabotage through political violence and terror covers. Cyber: products reimburse damages and financial losses arising from accidental or malicious incidents affecting a business’s computer networks, software and data, both on a first and third party basis, we write a diverse mix of business SME to Large Corporate, across a number of geographies predominantly on a reinsurance basis. Other Insurance: includes contingency providing coverage for event cancellation, non appearance and other contingencies, title insurance, warranty insurance and other specialty risks. Reinsurance Segment Our Reinsurance segment consists of an actively managed, property reinsurance book, providing reinsurance and a limited amount of retrocession coverage worldwide on a proportional or excess of loss basis. The portfolio is global, with a significant concentration in North America. Additionally, it includes smaller exposures in other regions around the world, particularly in Japan, Europe, and Australasia. The Reinsurance segment benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance segment helps keep volatility lower than a typical catastrophe book. Renewal Price Index Measure Renewal price index (RPI) is a measure that Fidelis Insurance Holdings Limited (“Fidelis Insurance Group”, “Fidelis”, “FIHL”, or the “Company”)has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Fidelis consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in Fidelis’ portfolio. The future profitability and performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates, including policy terms, conditions and wording. 3

fidelisinsurance.com $4.4 Billion Fidelis Insurance Group: At a Glance Note: 1. Results as at December 31, 2024, and market data per S&P Capital IQ as of February 24, 2025. 2. Business mix based on Gross Premiums Written for the full year ended December 31, 2024. 3. As of February 24, 2025. The financial strength ratings included in this presentation are provided by third-party rating agencies and are subject to adjustment at the sole discretion of those agencies. The presentation does not constitute an endorsement of the ratings by the presenter or any other party. Highlights Business Mix by Gross Premiums Written (“GPW”) • Diverse portfolio of over 100 products • Shorter-tail lines with optimized natural catastrophe exposure and no casualty exposure • Leveraging strategic relationships and nimble underwriting to drive market- leading combined ratios $11.8bn Total Assets(1) A AM Best(3) Stable Outlook A- S&P(3) Positive Outlook A3 Moody’s(3) Stable Outlook $1.6 bn Market Capitalization $4.8bn Cash & Invested Assets(1) “FIHL” Completed IPO on NYSE July 3rd, 2023 A leading global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions 80% INSURANCE 20% REINSURANCE 4

fidelisinsurance.com Why Invest in Fidelis Insurance Group Note: 1. This slide contains forward looking statements. See Cautionary Note Regarding Forward-Looking Statements on Slide 2. High quality, mature, and well positioned specialty insurance and reinsurance portfolio, enhanced by strategic partnerships with leading underwriters ensures reliable access to attractive risk Premium growth driven by differentiated lead positions and attractive conditions in a verticalized market Track record of delivering compelling combined ratios through the cycle Robust capital position with a disciplined and nimble approach to capital management, including returning capital to shareholders High quality book of specialty insurance business that creates long-term value by delivering returns to shareholders 5 Highly experienced leadership team with extensive underwriting, capital, and investment management expertise

fidelisinsurance.com Building on a Strong Foundation for Scale and Profitable Growth Note: 1. Calculated as the sum of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses as a percentage of NPE in all periods except 2018. 6 2018 2019 2020 2021 2022 2023 2024 $0.7 $0.8 $1.6 $2.8 $3.0 $3.6 $4.4 80.7% 86.4% 80.4% 93.0% 91.9% 82.1% 99.7% 2018 2019 2020 2021 2022 2023 2024 GPW Growth, $bn Combined Ratio(1) 2018 – 2024 Fidelis Avg: 87.7%

fidelisinsurance.com Long-Term Shareholder Value Creation Framework Underwriting Profitability Investment Returns Mid to High 80s% Long-Term Target Combined Ratio Embedded portfolio yield + new money rate 13-15% Long-Term Target Capital Management ■ Allocating capital into attractive underwriting opportunities ■ Constantly reassessing our outwards reinsurance purchasing ■ Returning excess capital to common shareholders through a combination of dividends and opportunistic share buybacks Operating ROAE Maximizing long-term value for shareholders by growing book value per share, generating consistent returns, and optimizing capital management 7 Note: 1. This slide contains forward looking statements. See Cautionary Note Regarding Forward-Looking Statements on Slide 2.

fidelisinsurance.com 8 Property 29% Marine 18% Asset Backed Finance & Portfolio Credit 9% Aviation & Aerospace 8% Other Insurance 6% Political Risk, Violence & Terror 4% Energy 4% Cyber 2% Property Reinsurance 19% Retro & Whole Account 1% Over 100 products across our 10 major lines of business REINSURANCE $865m (20%) • Focused property catastrophe book • Sophisticated data and pricing capabilities $4.4 Billion INSURANCE $3,538m (80%) • Scale position across traditional specialty lines • 30 years+ of trading relationships • Highly flexible approach A Mature and Well-Positioned Portfolio Gross Premiums Written (for the year ended December 31, 2024)

fidelisinsurance.com Book Value Common Dividends GPW ($bn) Book Value Per Diluted Common Share Driving Strong Premium and BVPS Growth Note: 1. As of the Separation Transactions on January 3, 2023. $3.0 2022 2023 2024 $3.6 $4.4 $16.24 $21.79 2022 2023 2024 $20.69 (1) 9 $0.40

fidelisinsurance.com Key 2024 Takeaways Full Year Highlights Note: 1. Operating RoAE is a non-GAAP financial measure and is calculated as operating net income divided by adjusted average common shareholders’ equity. See Appendix for reconciliation. 2. Operating EPS is a non-GAAP financial measure and is calculated as operating net income divided by the diluted weighted average common shares outstanding. See Appendix for reconciliation. 2024 2023 Gross Premiums Written $4,403M $3,579M Net Premiums Earned $2,258M $1,833 Combined Ratio 99.7% 82.1% Operating ROAE(1) 5.6% 18.8% Net Investment Income $191M $120M Operating EPS(2) $1.18 $3.49 Diluted Book Value Per Share $21.79 $20.69 • Combined ratio of 99.7% and an operating ROAE of 5.6%. These results are inclusive of net adverse prior year period development related to the Aviation and Aerospace line of business • Robust top line growth with gross premiums written up 23.0% compared to 2023 underscoring our capacity to secure preferential rates, terms and conditions and reinforcing our position as a leader in a verticalized market • Net investment income increased meaningfully in 2024 attributed to an increase in investible assets compared to the prior year and a higher earned yield on our fixed income portfolio and cash balances. These higher yields have been driven by the short-tail nature of our portfolio and a program of strategic reinvestments at higher rates undertaken in 2024 • Returned $152 million to shareholders following the initiation of our dividend and share buyback programs in 2024 10

fidelisinsurance.com 11 Insurance Overview Note: 1. The Fidelis Partnership fees are not allocated to the segment level and policy acquisition costs as presented in the underwriting ratio are third party acquisition costs. $2,413 $2,960 $3,539 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 2022 2023 2024 $ in millions 51.0% 42.8% 57.9% 26.3% 27.2% 31.8% 77.3% 70.0% 89.7% 0% 25% 50% 75% 100% 125% 150% 2022 2023 2024 Loss Ratio Policy Acquisition Expense Ratio Gross Premiums Written Segment Highlights Underwriting Ratio (1) • Diverse Portfolio of Specialty Risks: The Insurance segment includes a diverse portfolio of specialty risks, such as Aviation and Aerospace, Energy, Marine, Property, Cyber, Asset Backed Finance & Portfolio Credit, Political Risk, Violence & Terror, and Other Insurance risks including highly tailored products driven by regulatory capital relief, capital efficiency, or transaction facilitation. • Opportunities for Targeted Growth: A favorable rating environment, characterized by years of compound rate increases across multiple business lines, has created opportunities for targeted growth within the Insurance segment. • Cross-Selling and Established Relationships: By leveraging our line size and lead position, we can cross-sell across our portfolio and secure preferential terms and conditions. Long-established relationships have enabled us to build a robust book of specialty business. • Portfolio Management: The Insurance segment benefits from various retrocessional covers, including quota share, aggregate, stop loss, and excess of loss, as well as industry loss warranties. These measures help reduce volatility and provide access to capital-efficient business, facilitating diversification of our exposures.

Reinsurance Overview

Gross Premiums Written



$ in millions
$1,000
$800
$600
$400
$200
$0
$605
$619
$865
2022
2023
2024

Underwriting Ratio



125%
100%
75%
50%
25%
0%
97.4%
22.4%
75.0%
36.5%
27.2%
9.3%
38.9%
23.6%
15.3%
2022
2023
2024
Loss Ratio
Policy Acquisition Expense Ratio (1)

Segment Highlights

- **Primary Focus on Residential Property Catastrophe Reinsurance:** The Reinsurance segment is centered on residential property catastrophe reinsurance, including Property and Retro & Whole Account reinsurance, with a global portfolio and significant concentration in North America.
- **Strategic Underwriting of Catastrophe Events:** The segment emphasizes underwriting excess of loss reinsurance products with attachment points primarily exposed to true catastrophe events, ensuring a focused and strategic approach to risk management.
- **Comprehensive Risk Mitigation:** We employ various risk mitigation strategies, including quota share, aggregate, stop loss, and excess of loss retrocessional cover, as well as catastrophe bond cover and industry loss warranties, to minimize potential net losses.
- **Portfolio Management:** By pursuing closely controlled aggregates and concentrating on residential portfolios, the Reinsurance segment aims to take advantage of increased demand for coverage without increasing portfolio exposures or compromising our view of risk.

Note:
1. The Fidelis Partnership fees are not allocated to the segment level and policy acquisition costs as presented in the underwriting ratio are third party acquisition costs.

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Diversified Investment Portfolio

Asset Allocation

As of December 31, 2024 ($ in millions)



4%
Other Investments
6%
Agency MBS(2)
9%
Other ABS
20%
U.S. Treasuries
20%
Cash(3)
41%
Corporates(1)

Fixed Income Portfolio Credit Quality

As of December 31, 2024



1%
Below BBB
13%
BBB
11%
AAA
40%
AA
35%
A

$4.8bn
Total Cash and Investments

40%
Cash and U.S. Treasury Securities

$3.6bn
Fixed Income Portfolio

2.8yrs
Duration

Fixed income portfolio earning attractive yields enhanced with a diversifying allocation to other investments

Strategy focused on delivering attractive investment income while targeting an above-average risk-adjusted total return through all market cycles

AA-
Weighted-Average Credit Quality

~86%
Rated A- or Better

Note:
1. Includes Quasi Government and Non U.S.-Government securities.
2. Includes agency residential mortgage-backed and an immaterial amount of commercial mortgage-backed fixed maturity investments.
3. Includes cash and cash equivalents and includes restricted cash.

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fidelisinsurance.com 14 Robust Capital Position and Disciplined Approach to Capital Allocation Note: 1. Annual yield is the annualized Q4 2024 dividend divided by $14.51, the closing share price as of February 24, 2025. 2. As of February 24, 2025. The ratings included in this presentation are provided by third-party rating agencies and are subject to adjustment at the sole discretion of those agencies. The presentation does not constitute an endorsement of the ratings by the presenter or any other party. 3. As of February 24, 2025. • Committed to proactively managing and allocating capital to maintain financial strength and drive profitable underwriting • Total long-term debt and preference securities of $507 million, resulting in a debt-to-total capital ratio of 17.2% • Total capital of $3.0 billion • Ample liquidity to pursue growth goals and return capital to shareholders ‒ Quarterly dividend of $0.10 per Common Share, equating to a dividend yield of 2.8%(1) ‒ In August 2024, the company announced a $200 million common share repurchase authorization, $145 million remains available for repurchase under this authorization(3) Disciplined Capital Allocation A AM Best Insurer Financial Strength Rating Stable Outlook(2) A- S&P Insurer Financial Strength Rating Positive Outlook(2) A3 Moody’s Insurer Financial Strength Rating Stable Outlook(2) As of December 31, 2024 ($ in millions) $2,448.4 $58.4 $448.9 $2,955.7 Common Equity Preferred Equity Long-Term Debt Total Capital Capital Strength and Balance Sheet Scale

fidelisinsurance.com Despite market wide issues such as deterioration on natural catastrophe events and inflationary environment, Fidelis has experienced favorable prior year development every financial year since inception Reserving Philosophy We employ a robust reserving methodology with a consistent approach to reserving over time Reserving Framework Philosophy • Employ a robust reserve methodology and take a consistent approach to reserving over time • Avoid systematic and excessive over or under reserving. Risk Tolerance • Reserves are set taking into account independent reserve estimates and are generally consistent with actuarial levels • Independent third-party actuarial consultancy performs annual reserve estimate Reserving Approach • Reserves are booked promptly with a short period of discovery of loss enabling quick future reserve movements • Significant proportion of reserves relate to claims already notified, against which Fidelis holds individually evaluated case reserves and specific IBNR Review • Quarterly actuarial review • Quarterly full governance process with various Board committees • Annual full external actuarial review Cumulative favorable prior period development of $93 million since inception Net Favorable / (Adverse) Prior Year Reserve Development ($m) $3 $24 $49 $10 $38 $10 $22 $63 $(125) 2016 2017 2018 2019 2020 2021 2022 2023 2024 15 Note: 1. Net adverse development for the year ended December 31, 2024 was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict, partially offset by better than expected loss emergence and by benign prior year attritional experience in several other lines of business. (1)

fidelisinsurance.com FIHL’s Chief Underwriting Officer and members of the FIHL underwriting team participate in daily underwriting calls with The Fidelis Partnership and oversee underwriting strategy and execution Underwriting Platform Facilitates Reliable Access to Attractive Risk Long-term strategic partnership with The Fidelis Partnership creates significant benefits Rolling 10-year agreement ensures long-term continuity and access to underwriting by The Fidelis Partnership Superior Underwriting Performance Close collaboration with The Fidelis Partnership to actively shape the inwards and outwards portfolio Lead Underwriter Across Deals Strong industry positioning enables Fidelis to serve as a “price maker” not a “price taker” Dynamic Portfolio Construction Ability to react real-time to market trends as a result of agile portfolio construction Access to Premier Underwriting Talent Standalone MGU with strong distribution partners and relationships 16

fidelisinsurance.com 17 Appendix

Framework Agreement with The Fidelis Partnership

A long-term relationship with aligned economic and strategic interest, designed to capture the core competencies of FIHL and The Fidelis Partnership ("TFP")

How it Works

- Exclusive relationship governed by a long-term Framework Agreement providing strong economic alignment between FIHL and TFP

Rolling 10-year term
Auto renews in year 1–3 with written election by FIHL required for subsequent renewals

FIHL agrees Annual Plan with TFP
Sets out terms of new business, risk appetites, outwards reinsurance requirements, capital and solvency requirements

Mutual first access via FIHL Right of First Refusal (ROFR) and TFP Right of First Offer (ROFO)
Mutual first access for business that is not already set out in the annual plan and option to source business with 3rd party broker thereafter

Termination provisions
Include underwriting performance thresholds, termination rights under fraud, insolvency and material breach of contract conditions and provisions for regulatory issue or rating downgrades

Fee Structure

Strongly incentivized to provide sophisticated underwriting with a fee structure that rewards both profitability and strong growth, all consistent with arm's length market pricing

Agreement	Fee type	Services	Fees
Framework Agreement	1 **Ceding Commission** (charged on NPW)	• Underwriting • Actuarial Pricing • Claims handling • Wordings	• TFP directly originated business: 11.5% • Pine Walk: ~10%[1] • Third party originated: 3%
Framework Agreement	2 **Portfolio Management Fee** (charged on NPW)	• Performed In collaboration with Fidelis IG • Outwards RI • Portfolio optimization • Exposure management • Cycle management	• Portfolio management fee: 3% of NPW • Any run-off fees to be agreed
Framework Agreement	3 **Profit Commission** (annual performance related)	• Economic alignment • Performance management	• 20% of Binder Operating ROE[2] above 5% annual hurdle
Framework Agreement	4 **Fee income on quota shares**	• Risk selection and placement • Sourcing additional scale	• QS ceding commissions paid to TFP (Fidelis IG retains 1% of QS premium)
Outsourcing Agreement	**Service Fee** (billed quarterly)	• Credit control and technical accounting • IT support services	• Provided on a cost / cost plus basis • Third party suppliers and contracts procured at cost

Note:
1. Pine Walk agreements are separate from binder and calculated based on GPW. Commission % based on TFP commissions from Pine Walk divided by total Pine Walk cells' GPW; Pine Walk cells are The Fidelis Partnership HoldCo's operating subsidiaries focused on underwriter talent incubation in specialized practice areas.
2. Broadly defined as Fidelis IG's net underwriting margin less certain expenses and debt interest divided by TFP's proportion of opening shareholders' equity adjusted for dividends and equity raises. Binder Operating ROE excludes investment returns and includes deficit account for losses which carryforward 3 years.

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Non-GAAP Financial Measures Reconciliation

($ in millions)	Three Months Ended December 31, 2024		Three Months Ended December 31, 2023		Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023	
Net income/(loss)	**$**	**(122.2)**	**$**	**228.3**	**$**	**$113.3**	**$**	**$2,132.5**
Adjustment for net gain on distribution of The Fidelis Partnership		–		–		–		(1,639.1)
Adjustment for net realized and unrealized investment (gains)/losses		12.1		(7.3)		28.6		(4.9)
Adjustment for net foreign exchange (gains)/losses		(6.5)		4.9		(1.6)		4.1
Adjustment for corporate and other expenses		–		0.7		1.6		4.1
Income tax effect of the above items		(1.1)		(91.2)		(4.9)		(97.8)
Operating net income/(loss)	**$**	**(117.7)**	**$**	**135.4**	**$**	**$137.0**	**$**	**$398.9**
Average common shareholders' equity	**$**	**2,540.4**	**$**	**2,305.0**	**$**	**$2,449.1**	**$**	**$2,213.3**
Opening common shareholders' equity		2,632.3		2,160.1		2,449.8		1,976.8
Adjustments related to the Separation Transactions		–		–		–		(178.4)
Adjusted opening common shareholders' equity		**2,632.3**		**2,160.1**		**2,449.8**		**1,798.4**
Closing common shareholders' equity		2,448.4		2,449.8		2,448.4		2,449.8
Adjusted average common shareholders' equity	**$**	**2,540.4**	**$**	**2,305.0**	**$**	**$2,449.1**	**$**	**$2,124.1**
Weighted average Common Shares outstanding		**111,727,617**		**117,914,754**		**115,218,380**		**114,313,971**
Share-based compensation plans		-		335,106		408,801		10,712
Weighted average diluted Common Shares outstanding		**117,727,617**		**118,249,860**		**115,627,181**		**114,324,683**
ROAE		**(4.8%)**		**9.9%**		**4.6%**		**96.3%**
Operating ROE		**(4.5%)**		**6.3%**		**5.6%**		**22.2%**
Operating ROAE		**(4.6%)**		**5.9%**		**5.6%**		**18.8%**
Earnings per diluted Common Share	**$**	**(1.09)**	**$**	**$1.93**	**$**	**$0.98**	**$**	**$18.65**
Operating EPS	**$**	**(1.05)**	**$**	**$1.15**	**$**	**$1.18**	**$**	**$3.49**

fidelisinsurance.com Use of Non-GAAP Financial Measures This Presentation includes certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including operating net income, operating EPS, operating return on average common equity, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable GAAP figures are included in the attached financial information in accordance with Regulation G. Operating Net Income Operating net income is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to common shareholders excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax effect on these items. Return on Average Common Equity (ROAE) Return on average common equity (“ROAE”) represents net income divided by average common shareholders’ equity. Operating Return on Opening Common Equity (Operating ROE) Operating return on opening common equity (“Operating ROE”) is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted opening common shareholders’ equity. Operating Return on Average Common Equity (Operating ROAE) Operating return on average common equity (“Operating ROAE”) is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity. Operating Earnings Per Share (Operating EPS) Operating net income per diluted share (“Operating EPS”) is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the Group’s results in a manner similar to how management analyzes the Group’s underlying business performance. Operating EPS is calculated by dividing operating net income by the weighted average diluted common shares outstanding. 20